# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Citizens Community Bancorp (CZWI), CIK 0001367859
CUSIP: 174903104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2174 EastRidge Center, Eau Claire, Wisconsin (WI), 54701
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 383,656; sole dispositive power 0; shared dispositive power 383,656; aggregate amount beneficially owned 383,656 (3.84% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 162,442 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 221,214 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of the reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 162,442; sole dispositive power 0; shared dispositive power 162,442; aggregate amount beneficially owned 162,442 (1.63% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 162,442 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Hybrid Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 221,214; sole dispositive power 0; shared dispositive power 221,214; aggregate amount beneficially owned 221,214 (2.21% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 221,214 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 105,955; shared voting power 383,656; sole dispositive power 105,955; shared dispositive power 383,656; aggregate amount beneficially owned 489,611 (4.9% of the class)
  Comment: Relating to items 5, and 7 of this page: Consists of 105,955 shares of common stock of the Issuer held directly by Martin Friedman, Co-Founder and Managing Member of FJ Capital Management LLC.
  
  Relating to items 6 and 8 of this page: Consists of 162,442 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 221,214 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership.
  
  Relating to items 5, 6, 7, 8, and 9 of this page: Consists of 162,442 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 221,214 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member; as such, Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership; and 105,955 shares of common stock of the Issuer held directly by Martin Friedman.

## Item 1. Issuer
Name of issuer: Citizens Community Bancorp (CZWI)
Address of issuer's principal executive offices: 2174 EastRidge Center, Eau Claire, WI 54701

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Hybrid Opportunity Fund LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Hybrid Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
Financial Opportunity Fund LLC, Financial Hybrid Opportunity Fund LLC, and FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 383,656 shares
Financial Opportunity Fund LLC - 162,442 shares
Financial Hybrid Opportunity Fund LLC - 221,214 shares
Martin Friedman - 489,611 shares
Percent of class:
FJ Capital Management LLC - 3.84%
Financial Opportunity Fund LLC - 1.63%
Financial Hybrid Opportunity Fund LLC - 2.21%
Martin Friedman - 4.90%
Sole power to vote or to direct the vote: Martin Friedman - 105,955 shares
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 383,656 shares
Financial Opportunity Fund LLC - 162,442 shares
Financial Hybrid Opportunity Fund LLC - 221,214 shares
Martin Friedman - 383,656 shares
Sole power to dispose or to direct the disposition: Martin Friedman - 105,955 shares
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 383,656 shares
Financial Opportunity Fund LLC - 162,442 shares
Financial Hybrid Opportunity Fund LLC - 221,214 shares
Martin Friedman - 383,656 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (07/16/2025)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (07/16/2025)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (07/16/2025)
- Financial Hybrid Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (07/16/2025)
- Financial Hybrid Opportunity Fund LLC: Martin Friedman, Managing Member (07/16/2025)
- Martin Friedman: Martin Friedman, Managing Member (07/16/2025)